

India

TIGER SAFARI

Investment level: $50,000

Perk: 7-Day Private Tiger Safari for Two People to Ranthambhore National Park, India*

* Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change.



Overview

Experience the thrill of tracking Bengal Tigers through the forests and jungles of Ranthambhore National Park, home to over 80 tigers. This 515-square-mile tiger reserve is a heritage site that used to be the royal hunting grounds of the Maharajas of Jaipur and features picturesque arched ruins throughout the park.

Your all-inclusive 7-day/6-night Private Tiger Safari is led by expert guides who know all the individual tigers in the park and how to put you in the best location for viewing and photographing them. Your five full-day safaris will give you the freedom to access all the zones in the park. In addition to seeing tigers, you'll also have the chance to find sloth bears, leopards, sambar deer, chital, Rhesus macaques, gray langurs, crocodiles, wild boar, over 150 species of birds, and many other wildlife species throughout the park.

Your trip starts and ends in Delhi and includes transportation to and from the newly constructed and sustainably designed Ranthambhore Bagh lodge in Sawai Madhopur situated adjacent to Ranthambhore National Park.

Summary of Itinerary

Day 1 Train from Delhi to Sawai Madhopur, ground transport to Ranthambhore Bagh lodge

Day 2-6 Five Full Day Tiger Safaris in Ranthambhore National Park

Day 7 Ground transport from Ranthambhore Bagh to Train, Train to Delhi

Detailed Itinerary

Your all-inclusive Private Tiger Safari starts and ends in Delhi. Here is an overview of your adventure.

Day 1| Train from Delhi to Sawai Madhopur

Your private car with driver will transport you from your hotel in Delhi to the Train Station where you'll board a First Class train for the approximately 6-hour trip to Sawai Madhopur in Rajasthan. When you arrive, a private driver will meet you at the station and drive you to the front steps of the Ranthambhore Bagh lodge in situated on the border of Ranthambhore National Park.

Get settled in and enjoy a delicious dinner and perhaps a cold beverage around the fire ring before hitting the pillow to dream of tigers.

Days 2-6 | Five Full-Day Guided Tiger Safaris in Private Vehicle in Ranthambhore National Park

You are in for the thrill of a lifetime! For five straight days, you'll be treated to a personal guided tiger safari through Ranthambhore National Park to see the abundant wildlife that makes its home among the forests, jungles, lakes, and ancient ruins throughout the park. Your professional driver and English-speaking guide know the park intimately and will show you the magic that abounds. You will have opportunities to see tigers, leopards, sloth bears, wild boars, crocodiles, langurs, macaques,

jackals, monitor lizards, Sambar deer, chittal, mongoose, and hundreds of species of birds, including peacocks, Indian flycatchers, bee eaters and kingfishers. Bring your camera and your curiosity and prepare to be amazed every single day.

The beauty of full-day safaris is that your vehicle is allowed access to any zone in the park and the freedom to come and go during open hours. You may decide to sample all the zones, or track a certain tiger to experience her day as she moves from one zone to another.

Day 7 | Train from Sawai Madhopur

Your safari has come to an end and we must say goodbye until next time. This morning, you'll be driven by private vehicle to the Sawai Madhopur train station where you will board your First Class train back to Delhi.

Upon arrival in Delhi, a private vehicle will meet you and transport you to the Delhi hotel of your choice, or to the New Delhi Indira Gandhi Airport.


© Pam Voth

Accommodations

Your home for the duration of your Tiger Safari is the newly constructed and sustainably designed Ranthambhore Bagh. Gently nestled and camouflaged in the Rajasthan landscape, the Ranthambhore Bagh quietly watches the sun rise above the ancient land and cast its shadows across the majestic Aravalli Hills. The view, like everything at the Bagh, is cathartic.

This is the home of wildlife photographer, Aditya 'Dicky' Singh, and his creative wife Poonam. Twenty-five years of living in this community has taught them what sustainability really means and together, they have built a home based on the best principles in life. Every aspect of living in harmony with nature has evolved naturally from experience to practice. The architect-designed passive-buildings are airy and light. The Bagh is planted with indigenous species that will continue their good work long into the future. Wildlife abounds at the Bagh. Brightly colored Kingfishers catch their breakfast at the pond while a multitude of birds dart and dive amongst the trees.

Known for their hospitality, Poonam and Dicky offer guests the best bits that the couple are famous for; unrivalled knowledge of Ranthambhore National Park, access to India's leading wildlife photographer, sharing stories around the open fire, great conversation and fabulous food. Your hosts' twenty-five years of knowledge and experience have contributed to creating this ecologically sustainable home where guests can pick lemons from the door of the five exclusive guest-rooms, and amble around the vast vegetable plots and gardens, safe in the knowledge that every aspect of their stay is waste-free and renewable. Add to this Poonam's pottery studio, which is accessible to guests, and the kitchens where you can see what is being prepared or even try your hand at crafting local dishes. Here, the Indian concept of a Homestay is apt; guests are cherished, be it a traveller from afar, the local milkman making his delivery or a passing egret who stops to see what is going on.





Safari Vehicles

Your safaris into the wilds of Ranthambhore National Park will be in a private, open air 4-wheel drive Mahindra jeep. The vehicle has two rows of seats to fit 6 passengers, but with only two of you on board, each of you will have a row all to yourself and plenty of room to maneuver for the best views possible.

Your English-speaking guide will reveal all the local knowledge about the wildlife you'll observe and has a network of communication with other guides in the park so your chances of seeing tigers will be increased. Your driver is also an expert at navigating the roads through the forests and jungles in order to place you in the best location to observe and photograph wildlife.


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What’s Incuded:

Ground transport from your hotel in Delhi to the Delhi train station

First class train ticket from Delhi to Sawai Madhopur

First class train ticket from Sawai Madhopur to Delhi

Ground transportation from Sawai Madhopur train station to Ranthambhore Bagh

Ground transportation from Ranthambhore

Bagh to Sawai Madhopur train station

Six nights accommodation on twin sharing basis at Ranthambhore Bagh

All meals, tea, coffee, and bottled drinking water while at Ranthambhore Bagh

Five full-day safaris in private vehicle with driver and English-speaking guide

Park entrance fees

Still camera fees assessed by Ranthambhore National Park

Taxes associated with included travel, park fees, and lodging

What’s NOT Incuded:

Medical and travel insurance

All travel to and from Delhi

Staff and guide tips and gratuities

Hotel in Delhi before and after the trip

Food and drinks before the start of your trip and after the end of your trip

Food and drinks while on train

Alcoholic drinks throughout the trip (beer, wine, and some other alcohol is available for purchase while at Ranthambhore Bagh)

Tourist Visa fees necessary for travel to India

Passport fees

Travel vaccinations or medications

Video camera fees assessed by Ranthambhore National Park

Items of a personal nature

Other activities not included in this itinerary (ie: tour of Ranthambhore Fort)

Single supplement

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* Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change.